Exhibit 99.1

Company Contact: Michael Rabinovitch EVP & Chief Financial Officer (954) 590-9000

BIRKS & MAYORS REPORTS IMPROVED FISCAL 2013 FINANCIAL RESULTS

Montreal, Quebec. June 27, 2013 – Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (NYSE MKT LLC:BMJ), which operates 52 luxury jewelry stores across Canada, Florida and Georgia, reported financial results for the fiscal year ended March 30, 2013 (“fiscal 2013”). The Company noted that fiscal 2013 represented a 52-week period compared to a 53-week period ended March 31, 2012, (“fiscal 2012”).

Fiscal 2013 financial highlights:

•	Comparable store sales increased by 4% as compared to the prior year;

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Operating efficiency improved as Selling General & Administrative (“SGA”) expenses as a percentage of net sales decreased by 130 basis points to 37.8% of net sales in fiscal 2013 compared to 39.1% of net sales in fiscal 2012; and

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Net income for fiscal year 2013 improved by approximately $1.3 million, or $0.09 per share, to net income of approximately $1.5 million, or $0.11 per share, from net income of approximately $0.2 million, or $0.02 per share, in fiscal 2012.

Net sales decreased by $9.6 million in fiscal 2013 compared to fiscal 2012, primarily driven by $7.3 million of lower sales associated with the closure of eleven underperforming retail store locations in fiscal 2013 and 2012, $4.4 million of lower sales related to the extra week in fiscal 2012, and $4.4 million of decreased revenues related to non-retail activities (corporate sales, refining activities and internet sales). These decreases were offset by comparable store sales growth of 4%, comprised of a 7% increase in Canada and a 2% increase in the U.S. The increases in comparable store sales in both regions were primarily related to an increase in our average sale transaction.

Gross profit for fiscal 2013 was $126.2 million, or 43.1% of net sales, as compared to $133.2 million, or 44.1% of net sales, in fiscal 2012. The 100 basis point decrease in gross profit margin was primarily attributable to a higher mix of sales of higher priced products which generally have a lower margin rate representing a larger percentage of the overall sales as well as a strategic decision to more aggressively reduce inventory of discontinued products and brands.

SG&A expenses were $110.8 million, or 37.8% of net sales, for fiscal 2013 compared to $118.1 million, or 39.1% of net sales, for fiscal 2012. The lower expense ratio compared to the prior year, reflects the Company’s increased efforts to improve operating efficiency. The $7.3 million decrease in SG&A during fiscal 2013, as compared to fiscal 2012, was primarily driven by $2.4 million of lower expenses related to the closure of eleven underperforming retail store locations in fiscal 2013 and 2012, $1.9 million of lower incentive compensation, $2.1 million of lower post-employment benefit expense related to the departure of the Company’s former Chief Executive Officer incurred in fiscal 2012, $0.5 million of lower expenses related to foreign currency translation, and approximately $1.0 million of lower expenses related to the extra week in fiscal 2012, partially offset by $0.9 million of higher marketing expenses.

Inventory totaled $137.0 million at March 30, 2013, as compared to $143.5 million at March 31, 2012, a decrease of $6.5 million, or 4.5%. Excluding the impact of $1.2 million of foreign currency translation, the Company’s inventory decreased by $5.3 million compared to prior year end. The decrease was primarily due to the closure of six stores in 2013 and through the aggressive disposition activities of aged and discontinued products.

Interest bearing debt totaled $109.2 million at March 30, 2013, as compared to $112.5 million for fiscal 2012, a decrease of $3.3 million. The Company’s excess borrowing capacity under its senior secured revolving credit facility was $16.4 million as of March 30, 2013 compared to $23.7 million at the end of the prior fiscal year. The decrease in excess borrowing capacity reflects the Company’s investment in capital expenditures and the reduction of long term debt.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks & Mayors, commented: “Fiscal 2013 represented a year of transition for the Company as we made significant progress toward implementing key initiatives and strategies to improve our business and raise our profitability over the next few years. The impact of some of these initiatives can already be seen in the Company’s success in growing comparable store sales and increasing net income despite a softer than anticipated market environment in Florida and Canada. As we start a new fiscal year, we plan to continue our strategy to grow sales and gross profit margin by delivering a total brand experience that consistently exceeds our clients’ expectations through higher quality products, superior client service and an improved luxury environment.”

Conference Call Information

A conference call to discuss fiscal 2013 results is scheduled for Thursday, June 27, 2013 at 4:45 p.m. Eastern Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial 1-888-556-4997 approximately ten minutes prior to the start of the call. All other international callers please dial 1-719-325-2329 prior to the presentation. The conference call will also be web-cast live at www.birksandmayors.com. A replay of this call will be available until Midnight Eastern Time on July 4, 2013 and can be accessed by dialing 1-877-870-5176 and entering conference PIN number 9902711.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of June 20, 2013, the Company operated 29 stores under the Birks brand in most major metropolitan markets in Canada, 20 stores in Florida and Georgia under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including the Company’s ability to continue its strategy to grow sales and gross profit margin by delivering a total brand experience that consistently exceeds its client’s expectation through higher quality products, superior client service and an improved luxury environment. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on our costs and expenses; and (iii) our ability to maintain and obtain sufficient sources of liquidity to fund our operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement our business strategy, maintain relationships with our primary vendors, to mitigate fluctuations in the availability and prices of our merchandise, to compete with other jewelers, to succeed in its marketing merchandising and retail initiatives, and to have a successful customer service program; (iv) our ability to attract and retain its key personnel; (v) our ability to expand into China and to obtain sufficient funding; and (vi) our ability to obtain landlord support for key locations. Information concerning factors that could cause actual results to differ materially are set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 3, 2012 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS & MAYORS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS – UNAUDITED

(In thousands, except per share amounts)

	Fiscal Year Ended March 30, 2013	Fiscal Year Ended March 31, 2012

Net sales	$292,759	$302,317
Cost of sales	166,585	169,087

Gross profit	126,174	133,230

Selling, general and administrative expenses	110,806	118,075
Depreciation and amortization	4,563	4,713

Total operating expenses	115,369	122,788

Operating income	10,805	10,442
Interest and other financing costs	9,272	10,200

Income before income taxes	1,533	242
Income tax expense	20	23

Net income	$1,513	$219

Weighted average shares outstanding:
Basic	13,538	11,392
Diluted	13,544	11,438

Net income per share:
Basic	$0.11	$0.02
Diluted	$0.11	$0.02

BIRKS & MAYORS INC.

CONDENSED CONSOLIDATED BALANCE SHEET – UNAUDITED

(In thousands)

	March 30, 2013	March 31, 2012
Assets
Current assets:
Cash and cash equivalents	$3,826	$3,127
Accounts receivable	6,639	7,100
Inventories	137,011	143,475
Prepaids and other current assets	2,592	2,357

Total current assets	150,068	156,059

Property and equipment	27,326	25,796
Intangible assets	955	973
Other assets	1,603	2,339

Total non-current assets	29,884	29,108

Total assets	$179,952	$185,167

Liabilities and Stockholders’ Equity

Current liabilities:
Bank indebtedness	$67,307	$61,557
Accounts payable	42,210	44,593
Accrued liabilities	9,193	12,991
Current portion of long-term debt	3,795	5,567

Total current liabilities	122,505	124,708

Long-term debt	38,100	45,398
Other long-term liabilities	2,996	3,433

Total long-term liabilities	41,096	48,831

Stockholders’ equity:
Common stock	64,489	60,896
Additional paid-in capital	15,949	15,831
Accumulated deficit	(69,854)	(71,367)
Accumulated other comprehensive income	5,767	6,268

Total stockholders’ equity	16,351	11,628

Total liabilities and stockholders’ equity	$179,952	$185,167